EXHIBIT (a)(5)(S)

FOR IMMEDIATE RELEASE

Contact:

Ed Trissel

Joele Frank, Wilkinson Brimmer Katcher

(212) 895-8654

LONE STAR EXTENDS TENDER OFFER TO ACQUIRE ACCREDITED

DALLAS, September 13, 2007 — LSF5 Accredited Investments, LLC (“Lone Star”), a subsidiary of Lone Star Fund V (U.S.), L.P., today announced that it is extending its tender offer for all outstanding shares of common stock of Accredited Home Lenders Holding Co. (NASDAQ: LEND) (the “Company”) until 12:00 midnight on September 14, 2007, in accordance with Lone Star’s obligations under the merger agreement with the Company.

Lone Star may, in its discretion, extend the tender offer for additional periods, and if Lone Star decides to so extend, it will issue a press release announcing such extension not later than 9:00 am., New York City time, on the next business day after the day on which the tender offer is scheduled to expire. Lone Star expressly reserves all of its rights and privileges under the merger agreement with the Company, including its right to allow the tender offer to expire to terminate the merger agreement under certain circumstances, as permitted by the merger agreement. Lone Star currently anticipates that the Company may make requests for further extensions of the tender offer and subject to and conditioned upon the merger agreement being in full force and effect and the Company’s satisfaction of the conditions therein, Lone Star expects that further extensions of the tender offer may be made as and when required by the merger agreement.

On August 10, 2007, Lone Star filed with the Securities and Exchange Commission (“SEC”) an amendment to its Tender Offer Statement in which it indicated that, as of that date, the Company had not satisfied all of the conditions to the closing of the tender offer. As of today, Lone Star continues to believe that the conditions to closing under the merger agreement remain unsatisfied. Pursuant to the merger agreement, so long as one or more conditions to the closing of the tender offer remain unsatisfied, the Company may request Lone Star to extend the tender offer, which Lone Star shall do for a period of no more than ten business days.

As of the close of business on September 11, 2007, Lone Star has received a number of tendered Company shares, subject to withdrawal, representing approximately 18,448,957 of the outstanding shares of the Company. The shares tendered at that time included approximately 73.44 percent of the outstanding shares of the Company’s common stock. Lone Star does not currently have confirmation of the number of shares tendered through the close of business on September 12, 2007.

The tender offer is being conducted in connection with the merger of a Lone Star subsidiary with and into the Company as contemplated by the Agreement and Plan of Merger, dated as of June 4, 2007, as amended by the First Amendment, dated as of June 15, 2007, by and among the Company, Lone Star and LSF5 Accredited Merger Co., Inc. Additional information regarding the merger and the related transactions can be found in the Company’s filings with the SEC, which are on the SEC’s website at www.sec.gov.

Piper Jaffray & Co. is acting as Dealer-Manager for the tender offer. The Information Agent for the tender offer is Georgeson Inc. Any questions or requests for assistance or copies of the offer to purchase and the letter of transmittal may be directed to the Dealer-Manager or the Information Agent at their respective telephone numbers and locations. Piper Jaffray & Co. can be reached at 800 Nicollet Mall, Suite 800, Minneapolis, MN 55402 or (877) 371-5212. Georgeson Inc. can be reached at 17 State Street, 10th floor, New York, NY 10004. Banks and bankers can call (212) 440-9800 and all others can call toll-free at (888) 605-7543.

This release is for informational purposes only and is not an offer to purchase or a solicitation of an offer to purchase common stock of the Company, nor is it an offer or solicitation of an offer to sell any securities. The tender offer is made solely by means of the offer to purchase.